UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

PHH Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693320202

(CUSIP Number)

November 13, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693320202	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,925,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,925,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,925,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 693320202	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,925,000
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,925,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,925,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 693320202	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,231,300
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,231,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,231,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON OO

Item 1	(a):	Name of Issuer:

The name of the issuer is PHH Corporation, a corporation formed under the laws of the State of Maryland (the “Company”).

Item 1	(b):	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 3000 Leadenhall Road, Mt. Laurel, NJ 08054.

Item 2	(a):	Name of Person Filing:

This Schedule 13G is filed by:

(i)

Third Point LLC, a Delaware limited liability company (the “Management Company”), which serves as investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the “Funds”), with respect to the shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds;

(ii)

Mr. Daniel S. Loeb (“Mr. Loeb”), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to the shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position ; and

	(iii)	Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the “Offshore Fund”) which invests and trades in securities, with respect to the shares of Common Stock directly held by it.

The Management Company, Mr. Loeb and the Offshore Fund are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2	(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, New York, New York 10022. The address of the principal business office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2	(c):	Citizenship:

The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

Item 2	(d):	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e):	CUSIP Number:

CUSIP number of the Common Stock is 693320202.

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	A.	☐	Broker or dealer registered under Section 15 of the Act,

	B.	☐	Bank as defined in Section 3(a)(6) of the Act,

	C.	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

	D.	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

	E.	☐	13d-1(b)(1)(ii)(E),

	F.	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

	G.	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

	H.	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	I.	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

	J.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

A.	Third Point LLC

(a) Amount beneficially owned: 4,925,000

(b) Percent of class:

9.1%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 54,256,294 shares of Common Stock issued and outstanding as of October 16, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, which, as of the date hereof, is the most recent quarterly or annual report filed by the Company with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

(c) Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 4,925,000

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 4,925,000

B.	Daniel S. Loeb

	(a)	Amount beneficially owned: 4,925,000

	(b)	Percent of class: 9.1%.

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 4,925,000

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 4,925,000

C.	Third Point Offshore Fund, Ltd.

	(a)	Amount beneficially owned: 3,231,300

	(b)	Percent of class: 6.0%.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 3,231,300

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 3,231,300

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

Not applicable.

Item 9:	Notice of Dissolution of Group:

Not applicable.

Item 10:	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2008

THIRD POINT LLC

By:	Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

THIRD POINT OFFSHORE FUND, LTD.

By:	Daniel S. Loeb, Director

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

[SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO PHH CORPORATION]

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated November 21, 2008, by and between the Reporting Persons.

Exhibit 99.2:	Power of Attorney granted by Mr. Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated June 12, 2008, was previously filed with the SEC on September 9, 2008 as an Exhibit to an Amendment No. 4 to Schedule 13D filed by Third Point LLC with respect to Flow International Corporation and is incorporated herein by reference.